DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026251

February 23, 2006

William J. Mostyn III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
NC1-007-20-01
100 N. Tryon Street
Charlotte, NC 28255-0001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2006

Re: Bank of America Corporation
Incoming letter dated December 21, 2005

Dear Mr. Mostyn:

This is in response to your letter dated December 21, 2005 concerning the shareholder proposal submitted to Bank of America by Catholic Healthcare West, Bon Secours Health System, Inc., the Board of Pensions of the Evangelical Lutheran Church in America, the Ursuline Sisters of Tildonk, U.S. Province, the Sisters of Mercy, Regional Community of Detroit Charitable Trust, the Mercy Investment Program, the Dominican Sisters of Hope, Calvert Asset Management Company, Inc., the Sisters of Charity of Saint Elizabeth, the Dominican Sisters of Sinsinawa (Wisconsin), the Sisters of the Order of St. Dominic, the General Board of Pension and Health Benefits, and Mennonite Mutual Aid. We also have received a letter on the proponents' behalf dated February 2, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents' representative.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Bank of America

William J. Mostyn III
Deputy General Counsel
and Corporate Secretary

NC1-007-20-01
100 N. Tryon Street
Charlotte, NC 28255-0001

Tel: 704.386.5083
Fax: 704.386.9330
william.mostyn@bankofamerica.com

December 21, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Catholic Healthcare West

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated November 21, 2005 (the "Proposal") from Catholic Healthcare West (the "Proponent") and thirteen co-filers, for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporate Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent and all co-filers as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal begins by noting the volume of the Corporation's subprime loan securitizations in 2004 and referencing a recent judgment against Lehman Brothers revolving around its credit and securitization activities with First Alliance Corporation.

The Proposal then identifies the following allegedly predatory lending practices that are being investigated by authorities.

- Credit life insurance being implied as necessary to obtain a loan (packing);
- Unnecessarily high fees;
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping);
- High pre-payment fees, with prepayment penalties applying for more than three years;
- Borrowers with inadequate income receiving loans, who will then default; and
- Payment performance of borrowers not being reported to credit agencies.

Finally, the Proposal states "that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(i)(3), (i)(7), and (i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. Finally, the Proposal may also be excluded pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

Background

The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 33 million consumer households with more than 5,800 retail banking offices, more than 16,500 ATMs and online banking with more than 14 million active users. The Corporation serves clients in 150 countries and has relationships with 97 percent of the U.S. Fortune 500 companies and 79 percent of the Global Fortune 500.

The residential and commercial loans that are securitized by the Corporation are subject to extensive regulation at the federal and state levels. These regulations include the Home Owners Equity Protection Act, which regulates the terms and conditions of certain "high cost" mortgage loans, the Truth-In-Lending Act, which regulates the disclosure of the costs of credit and other key lending terms, the Real Estate Settlement Procedures Act, which regulates real estate secured loans, and the Equal Credit Opportunity Act, which prohibits discrimination against borrowers and applicants on the basis of race, color, religion, national origin, sex, marital status, age, or because an applicant receives income from a public assistance program.

In securitizing these loans, the Corporation engages in an extensive due diligence process to ensure that, among other things, lenders have adequate procedures in place to comply with these various federal and state requirements and loan terms and conditions comply with applicable legal disclosure requirements. This process includes a corporate and operational review of counterparties and meeting with their audit, risk management, and legal departments and various levels of management to ensure that compliance procedures and fair lending policies are adequate.

The Corporation also engages in a compliance-oriented analysis of a sample of the counterparty's loans as part of its due diligence procedures that seeks to determine, among other things, the existence of "predatory lending" practices. Although no single definition of "predatory lending" has been developed, the Corporation's review seeks to identify lending practices that involve deception, fraud or manipulation of the borrower or taking unfair advantage of a borrower's lack of understanding about loan terms. To minimize the likelihood that the Corporation will securitize loans originated pursuant to these predatory practices, the Corporation's review seeks to determine whether lenders:

- bundle insurance products (such as credit life insurance) in a deceptive manner;
- charge excessive fees and rates;
- refinance loans with high additional fees (flipping);
- fail to disclose or charge unfair prepayment penalties;

- extend credit without regard to a borrowers' ability to pay;
- fail to inform borrowers of all loan terms and conditions; and
- steer borrowers to inappropriate products.

If the Corporation's diligence process identifies patterns or practices indicative of "predatory lending," the Corporation will expand its sample review and have a discussion with the originator regarding the issue. If after this expanded review and discussion, the Corporation continues to believe that patterns or practices indicative of "predatory lending" are present, the Corporation will not securitize such loans and, when appropriate, will decline to enter into the transaction.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) which permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Division has consistently taken the position that proposals that are inherently vague and indefinite, and therefore may be subject to varying interpretations, violate Rule 14a-9 and consequently may be omitted pursuant to Rule 14a-8(i)(3). See *Staff Legal Bulletin No. 14B* (September 15, 2004). The Division's no-action letters focus on two concerns when analyzing inherently vague and indefinite proposals: (1) that shareholders voting on the proposal would not be able to determine with any reasonable certainty what action or measures would be taken in the event the proposal were implemented and (2) that the company would be required to make highly subjective determinations about the meaning and scope of the terms of the proposal. See, e.g., *International Business Machines Corporation* (February 2, 2005) (a proposal requesting that officers and directors "responsible" for a "reduced payout" have their pay reduced); *Trammell Crow Real Estate Investors* (March 11, 1991) (a proposal requesting the directors of a trust eliminate "economic" interests that "conflict" with interests of shareholders was excludable because "the meaning and application of terms and conditions in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations . . . the proposal may be vague and indefinite with the result that neither shareholders voting on the proposal nor the Trust in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal"); *Hershey Foods Corporation* (December 27, 1988) (a proposal requesting that the company advertise solely during television programming that does not discuss sexual issues was excludable on the basis that it was too vague and subject to differing interpretations); *Jos. Schlitz Brewing Co.* (March 21, 1977) (a proposal requesting that the company cease advertising during television programming containing "excessive and gratuitous violence" was excludable on the basis that the determination of what constitutes "excessive and gratuitous violence" is highly subjective). We submit that the Proposal may be excluded on similar grounds.

On its face, the Proposal contains ambiguous and conflicting terms. On the one hand, the Proposal requests that the Board of Directors "develop higher standards" for subprime loan securitization. This implies a strengthening and expansion of the loan screening procedures that the Corporation currently has in place. On the other hand, the Proposal asks the Corporation "to preclude the securitization of loans involving predatory practices." This statement indicates an intent to wholly eradicate the securitization of any loan involving predatory practices. Given the sheer volume of individual loans securitized each year, and their diverse points of origin, a securitization policy totally precluding loans involving predatory practices would require a radical departure from the current practices of the Corporation and the industry as a whole, which are based on a due diligence approach. A due diligence approach implies the acceptance of a certain risk that individual, nonconforming loans may "fall through the cracks." A change to a zero-tolerance policy is a difference in-kind—and not just of-degree—from the development of a "higher" level of current standards. As such, the actual response sought by the Proposal may be subject to differing, highly subjective interpretations.

Implementing the approach requested by the Proposal is further complicated by the fact that there is no accepted definition of "predatory lending" much less an accepted approach as to the proper procedures necessary to identify predatory lending practices. This is evidenced by the fact that different institutions that face the risk of engaging in predatory lending practices have implemented a variety of policies to minimize this risk. Given the lack of a generally accepted definition of predatory lending, it would be difficult, if not impossible, for the Board of Directors to determine exactly what procedures should be adopted. Clearly, if the Corporation is not permitted to exclude the Proposal from its proxy materials, the Corporation's shareholders would not be able to determine with any reasonable certainty to what extent the Corporation's screening policies and procedures should be modified in order for them to meet the requirements of the Proposal, because it is not clear what types of loans the Proposal is attempting to exclude.

Although the Division has indicated that it will give proponents the opportunity to amend those portions of their proposals or supporting statements that may violate Rule 14a-9, we submit that the Proposal involves such indefinite determinations as to require its exclusion on these grounds. See *Exchange Act Release No. 34-20091* (August 16, 1983).

In addition to the general vagueness and the subjective nature of the Proposal, some of the statements in the Proposal are false and misleading as they imply improper or illegal conduct on the part of the Corporation. See *Staff Legal Bulletin No. 14B* (September 15, 2004). In the event that the Proposal is not excludable in its entirety, the Corporation requests that these false and misleading statements be deleted. The Proposal references lawsuits that were settled by Household International and Citigroup. The entire liability in those suits was borne by the direct lenders in these suits and no underwriters or secondary market participants incurred liability in these settlements. The references to these lawsuits is misleading in that shareholders voting on the Proposal may incorrectly think that the Corporation incurred liability in these lawsuits or engages in practices similar to that which led to liability in these lawsuits. We therefore submit that these statements should be excluded on the basis that they are materially false and misleading.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 34-40018* (May 21, 1998) ("*Adopting Release*").

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct shareholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

The Provision of Commercial and Investment Banking Services is Ordinary Business.

In *Citicorp* (January 26, 1990), the Division found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993) a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of a general banking product.

The Provision of a Particular Service is Ordinary Business.

In other contexts the Division has consistently taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery, and chemical production. If these products do not implicate social policies significant enough to override the ordinary business nature of the proposals, then the Proposal also must qualify for exclusion as ordinary business. In *Marriott International, Inc.* (February 13, 2004) ("*Marriott*") a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott,* the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. See also, *Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product) and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001) ("*AT&T*"), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a shareholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. See *The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising).

The Division has also carried this position to other areas, including illegal drugs (see *Centura Banks, Inc.* (March 12, 1992)), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)), and offensive imagery of different races or cultures (*Federated Department Stores, Inc.*, (March 27, 2002)). All of these letters confirm that proposals regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business.

All of the companies identified above sell a wide range of products, such as lodging services, retail products, television, or advertising. Each company, as part of its ordinary business, determines what products it will sell. The Corporation is in the same position as these companies. The Corporation provides a full range of banking, investing, asset management and other financial and risk-management products and services to its over 33 million customers, including individual consumers, small and middle market businesses and large corporations. Deciding which types and classes of financial products and services to offer is a decision squarely within the day-to-day functions of the Corporation's management.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

In the past, the Division has denied requests for exclusion under (i)(7) for shareholder proposals related to predatory lending practices, where the companies requesting exclusion have been directly involved in the extension of subprime loans. See *Conseco, Inc.* (April 5, 2001) ("*Conseco*"); *Associates First Capital Corporation* (March 13, 2000) ("*Associates*"). Normally, a lending institution's policies and procedures for the extension of credit would fall squarely within the definition of "ordinary business." See *Bank of America Corporation* (March 7, 2005) (finding involvement with institutions engaging in payday lending was ordinary business as relating to "credit policies, loan underwriting and customer relations"); *BankAmerica Corporation* (March 23, 1992); *Citicorp* (January 25, 1991). The rationale, therefore, in *Conseco* and *Associates*, for the non-exclusion of the proposals likely rested on the fact that directly engaging in the issuance of predatory loans was seen to rise to the level of an important policy consideration.

The Corporation respectfully submits that even if directly engaging in predatory lending practices is considered an issue of policy, the act of *securitizing* subprime loans is not. Securitization of loans is one large and important step removed from the actual extension of credit. For the loans in question, the Corporation's employees are not those negotiating directly with consumers. They are not those in a position to personally exert undue influence on homeowners at the time a loan is signed. Although, as described in greater detail elsewhere in this letter, the Corporation does monitor and investigate the companies whose loans it securitizes, logically the ability to stop predatory lending practices at the source is greater for a company in the position of a direct lender, rather than merely a securitizer of those loans for the secondary market. The Corporation believes that the more remote a company's business is from the actual wrong a shareholder proposal purports to address, the less that shareholder proposal implicates larger policy issues, and the more it can be described—and excluded—as "ordinary business."

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a proposal that has been substantially implemented. The Division has taken the position that if a major portion of a shareholder's proposal may be omitted pursuant to Rule 14a-8(i)(10), the entire proposal may be omitted. *American Brands, Inc.* (Feb. 3, 1993). Therefore, if the Corporation has substantially implemented a major portion of the Proposal, the entire Proposal is excludable. "A determination that [a] company has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See *Texaco Inc.* (Mar. 28, 1991); see also *Washington Gas Light Co.* (Dec. 1, 1997). In addition, the Division has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Corporation* (February 23, 2000). Further, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See *The Gap, Inc.* (March 16, 2001).

In order to minimize the likelihood that the Corporation will securitize loans originated pursuant to predatory lending practices, the Corporation conducts a due diligence review of each lender and of a loan sample to determine the existence of "predatory lending" practices. Although, as discussed above, the Proposal fails to address the exact definition of "predatory lending" practices, presumably such practices include the six specific predatory practices identified in the Proposal. The Corporation's policies address each of these lending practices. For the convenience of the Division, each of the predatory practices enumerated in the Proposal is reproduced in italics below followed by a discussion of the Corporation's existing policies that address each practice.

- *Credit life insurance being implied as necessary to obtain a loan (packing)*

The Corporation's underwriting policies and procedures seek to determine whether lenders bundle insurance products (such as credit life insurance) in a deceptive manner. The Corporation's policies dictate that insurance products should not be presented in a manner that leads the borrower to believe that they are a condition of the loan and should be appropriately explained and disclosed. Currently, the Corporation excludes loans with pre-paid single premium credit life insurance from its securitizations.

- *Unnecessarily high fees*

The Corporation's underwriting policies and procedures seek to determine whether lenders charge excessive fees and rates. The Corporation's policies state that fees and rates should be representative of the associated credit risks and/or costs and services associated with the origination of the loan and should be properly disclosed. The Corporation currently excludes federal high cost loans from its securitizations.

- *Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping)*

The Corporation's underwriting policies and procedures seek to determine whether lenders "flip" customers. "Flipping" refers to the practice where a lender refinances a loan with another loan where the additional proceeds are largely used for fees and charges. The Corporation's policies generally require that a loan refinanced within 12 months of the prior loan have a reasonable, tangible benefit to the borrower considering all the circumstances involved.

- *High pre-payment fees, with prepayment penalties applying for more than three years*

The Corporation's underwriting policies and procedures seek to determine whether prepayment penalties are fair and fully disclosed.

- *Borrowers with inadequate income receiving loans, who will then default*

The Corporation's underwriting policies and procedures seek to determine whether borrowers have the ability to repay their loans. The Corporation's policies require that a lender's credit decision be based primarily on the repayment ability of the borrower.

- *Payment performance of borrowers not being reported to credit agencies*

The Corporation's underwriting policies and procedures seek to encourage lenders to report borrowers' payment histories to credit agencies. The Corporation's policy recognizes that reporting such information enables consumers to improve their credit profile and have access to more favorable financing.

The Corporation has therefore established comprehensive policies and procedures to identify loans originated pursuant to predatory lending practices. The Corporation also represents that it has refused to securitize loans that its policies and procedures have identified as originated pursuant to predatory lending practices. Because the Corporation's policies already address each of the specific predatory lending practices identified in the Proposal in addition to all other practices that the Corporation considers potentially abusive, we submit that the Corporation has substantially implemented the Proposal. In making a proposal, a shareholder should not be able to avoid the requirements of Rule 14a-8(i)(10) (i.e. that the proposal has been substantially implemented) by merely requesting that the policies a company has already established to address the issues raised by the proposal be made to a "higher" standard.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn III
Deputy General Counsel and Corporate Secretary

cc: Catholic Healthcare West
All co-filers

EXHIBIT A

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

November 21, 2005

Kenneth D. Lewis
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr. Lewis:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

We understand Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent. We are concerned about the risks associated with underwriting and securitizing certain subprime loans. We believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and that subprime lending serves a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders. We seek assurance that no loans, which have so called predatory practices associated with them, are included in any securitization that Bank of America performs.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2006 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Catholic Healthcare West has held the required number of shares for at least a year Verification of ownership is included with this letter. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. I will serve as the primary contact.

We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2006 annual meeting.

Sincerely,

Sr Susan Vickers

Susan Vickers, RSM
VP Community Health

Encl.

Cc: Daniel Rosan, ICCR
Julie Wokaty, ICCR
John Lind, CANICCOR

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

November 21, 2005

Kenneth D. Lewis
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

RECEIVED
DEC 27 2005
MAIL PROCESSING SECTION
WASH, D.C.
185

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr. Lewis:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

We understand Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent. We are concerned about the risks associated with underwriting and securitizing certain subprime loans. We believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and that subprime lending serves a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders. We seek assurance that no loans, which have so called predatory practices associated with them, are included in any securitization that Bank of America performs.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2006 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Catholic Healthcare West has held the required number of shares for at least a year Verification of ownership is included with this letter. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. I will serve as the primary contact.

We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2006 annual meeting.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
VP Community Health

Encl.

Cc: Daniel Rosan, ICCR
Julie Wokaty, ICCR
John Lind, CANICCOR

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Rec'd 11/23/05

BON SECOURS HEALTH SYSTEM, INC.

VIA FEDERAL EXPRESS

November 22, 2005

Kenneth D. Lewis
CEO
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

Bon Secours Health System, Inc., a Catholic health care ministry headquartered in Marriottsville, Maryland, seeks to reflect its values, principles and mission in its investment decisions.

We understand Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent. We are concerned about the risks associated with underwriting and securitizing certain subprime loans. We believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and that subprime lending serves a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders. We seek assurance that no loans, which have so called predatory practices associated with them, are included in any securitization that Bank of America performs.

As background, Bon Secours' owns, manages, or joint ventures 20 acute-care hospitals, one psychiatric hospital, six nursing care facilities, six assisted living facilities, and several home care and hospice programs located in 12 communities in nine states, primarily on the East Coast.

On behalf of Bon Secours, I am hereby authorized to ask you to include in your proxy materials for the next annual meeting the enclosed shareholder resolution in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with Susan Vickers, Vice President of Community Health, Catholic Healthcare West. A representative of the filers will attend the 2006 stockholders meeting to move the resolution as required by the SEC Rules.

Bon Secours Health System, Inc., has owned a minimum of $2000 worth of common stock in Bank of America Corporation for over one year. Verification of our beneficial ownership will be sent under separate cover.

Sincerely,

Everard O. Rutledge

Everard O. Rutledge, PhD
Vice President of Community Health

EOR/bjr
Enclosure - Resolution

2097 Henry Tecklenburg Drive, Suite 214, Charleston, South Carolina 29414 843-402-1388 Good help to those in need since 1881

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

NOV 28 2005 13:55 FR B OF A LEGAL DEPT 704 386 0181 TO 97044090985 P.01/02

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

November 23, 2005

Kenneth D. Lewis
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) seeks to reflect its values, principles and mission in its investment decisions. We believe that corporations need to promote positive corporate policies including strong internal controls and practices.

The ELCA Board of Pensions is beneficial owner of over 533,100 shares of Bank of America Corp. common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain an ownership position through the date of the annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Bank of America Corp. develop higher standards for the securitization of subprime loans. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the next annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. Catholic Healthcare West (CHW) is the primary filer on this resolution.

CHW will continue as the lead shareholder, and is prepared to assemble a dialogue team. If you have any questions, please contact Patricia Zerega at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H. Williamson

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

John Lind & Dan Rosan – ICCR
475 Riverside Drive – Room 550
New York, NY 10115-0050

Kelli Dever – Mellon Trust
135 Santilli Highway
Everett, MA 02149

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81 15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
ASS'T PROVINCIAL'S OFFICE: (718) 969-6034
FAX: (718) 969-4275

November 24, 2005

Kenneth D. Lewis
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to resubmit the following resolution, which requests the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices, for inclusion in the proxy statement for the next annual meeting under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Ursuline Sisters is cosponsoring this resolution with Catholic Healthcare West and others associated with the Interfaith Center on Corporate Responsibility.

While we appreciate having had the opportunity to discuss our concerns with you, we believe our resolution addresses one of our remaining concerns, namely that there must be policies and procedures in place to ensure that predatory practices are not a part of loans securitized by Bank of America.

The Ursuline Sisters of Tildonk, U.S. Province is the beneficial owner of 226 shares of Bank of America stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
205 Avenue C, Apt 10E
NY NY 10009
Telephone and fax: 212 674 2542
heinonenv@juno.com

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization.

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Sisters of MERCY OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

November 24, 2005

Kenneth D. Lewis
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which requests the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices, for inclusion in the 2006 proxy statement under Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy Trust is cosponsoring this resolution with Catholic Healthcare West and others associated with the Interfaith Center on Corporate Responsibility.

While we are pleased that you have resumed conversations with shareholders on this important issue of affordable housing, we believe that you must have systems in place to ensure that there are not predatory conditions in the mortgages that you securitize. Low income, working class and moderate income individuals and families ought to be able to build assets for their future. Achieving home ownership, for many people, is a dream fulfilled—it is a tragedy and travesty when lenders deliberately write the contracts with predatory conditions.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 6,800 shares of Bank of America stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.
205 Avenue C, Apt 10E
NY NY 10009
Telephone and fax: 212 674 254
Heinonenv@juno.com

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization.

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone/Fax 212-674-2542 ~ E-mail heinonenv@juno.com

November 24, 2005

Kenneth D. Lewis
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which requests the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices, for inclusion in the proxy statement of the next annual meeting under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is co-sponsoring the resolution with Catholic Healthcare West and others associated with the Interfaith Center on Corporate Responsibility.

While I was not able to take part in the spring dialogue with management, I would like to express my appreciation for the time spent with Catholic Healthcare West and other shareholders. We hope that this resolution will lead you to ensure that policies and procedures are in place to verify that no loans have predatory practices associated with them in any securitization that Bank of America performs.

Mercy Investment Program is the beneficial owner of 46,200 shares of Bank of America stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization.

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Mr. Mastyn

Dominican Sisters of Hope

REC'D NOV 28 2005

OFFICE OF THE
NOV 29 2005
CORPORATE SECRETARY

November 24, 2005

Kenneth D. Lewis
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution which requests the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices, for inclusion in the proxy statement of the next annual meeting under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Dominican Sisters of Hope is co-sponsoring the resolution with Catholic Healthcare West and others associated with the Interfaith Center on Corporate Responsibility.

While we are pleased to know that you have been in dialogue with Catholic Healthcare West and other shareholders, we regret the fact that you cannot assure us that you have policies and procedures in place to verify fair lending practices in the companies for which you securitize subprime mortgages. Affordable mortgages are useless if the homeowner doesn't get to keep his/her home due to predatory conditions written into the mortgage.

The Dominican Sisters of Hope is the beneficial owner of 8,500 shares of Bank of America stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY NY 10009
Phone/fax 212 674 2542
heinonenv@juno.com

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization.

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

REC'D NOV 28 2005

Calvert INVESTMENTS THAT MAKE A DIFFERENCE®

Via facsimile and overnight

OFFICE OF THE

NOV 29 2005

CORPORATE SECRETARY

November 23, 2005

Kenneth D. Lewis
Bank of America Corp.
101 South Tryon Street
NC1-002 29-01
Charlotte, NC 28255

An Ameritas Acacia Company

Re: Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Lewis:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 20 socially responsible mutual funds. Calvert currently has over $11 billion in assets under management. Four of our mutual funds own shares of Bank of America Corporation.

Calvert Social Investment Fund Balanced Portfolio held 136,300 shares of common stock, Calvert Variable Series, Inc. Social Balanced Portfolio held 111,776 shares of common stock, Calvert Social Investment Fund Enhanced Equity Portfolio held 39,270 shares of common stock, and the Calvert Social Index Fund held 34,106 shares of common stock, as of close of business on November 21, 2005.

These Calvert Funds are the beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore 136,300, 111,776, 44,370, and 39,270 shares, respectively, of these securities have been held by the respective Calvert Funds continuously for at least one year, and the Calvert Funds intend to own shares in the Corporation through the date of the 2006 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

William M. Tartikoff
Senior Vice President
and General Counsel

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4881
301.657.7014 (fax)
bill.tartikoff@calvert.com
www.calvert.com

As long-standing Bank of America shareholders, the Calvert Funds are filing the enclosed resolution requesting that the Corporation develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

We understand that Susan Vickers on behalf of Catholic Healthcare West is submitting an identical proposal. Calvert recognizes Catholic Healthcare West as the lead filer and intends to act as a co-sponsor of the resolution. Ms. Vickers has agreed to coordinate contact between Bank of America management and the other shareholders filing the proposal, including Calvert. However, Calvert would like to receive copies of all correspondence sent to Ms. Vickers as it relates to the proposal. In this regard, Shirley Peoples, Social Research Analyst will represent Calvert. Please feel free to contact her at (301) 951-4817 or via email at shirley.peoples@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

William M. Tartikoff

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

THE SISTERS OF CHARITY OF SAINT ELIZABETH

Mr. Mastyn
REC'D NOV 30 2005

OFFICE OF THE
DEC 01 2005
CORPORATE SECRETARY

November 23, 2005

Mr. Kenneth D. Lewis, CEO
Bank of America Corp
100 North Tryon Street
Charlotte, NC 28255

Dear Mr. Lewis,

The Sisters of Charity of Saint Elizabeth are deeply concerned about issues raised about predatory lending practices and our Company's reputation as underwriter of securitization of such loans. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to develop higher standards for such securitization as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 300 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor, this resolution with the Catholic Healthcare West, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

OFFICE OF THE TREASURER
BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Mr. Mostyn

DOMINICAN SISTERS OF SINSINAWA (WISCONSIN)
Shareholder & Consumer Action Advisory Committee
5139 S. Ellis Ave., Apt. 3
Chicago, IL 60615
773-667-7411
November 25, 2005

REC'D NOV 29 2005

OFFICE OF THE
NOV 30 2005
CORPORATE SECRETARY

Mr. Kenneth D. Lewis, CEO
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis:

Sinsinawa Dominicans, Inc. is the beneficial owner of one hundred and seven (107) shares of common stock for Bank of America Corporation (or "Company"). Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to co-file the enclosed resolution concerning *Avoiding Underwriting & Securitization of Predatory Loans*. Catholic Healthcare West is the primary filers of this resolution that requests that our Company's Board of Directors develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

I hereby submit that we, Sinsinawa Dominicans, Inc., should be included by name as proponents of this resolution in the proxy statement that will be considered and acted upon by Bank of America shareholders at the next annual meeting, in accord with Rule 14(a)8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of Bank of America's next annual meeting of stockholders. We are also willing to meet with Company representatives at a mutually convenient time to discuss our concerns related to this issue.

Sincerely,

DOMINICAN SISTERS OF SINSINAWA (WISCONSIN)

By: (Sister) Elizabeth A. Pawlicki, O.P.

enc. (2)

cc: Susan Vickers, RSM; Regina McKillip, O.P.; Daniel Rosan

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

Bill Mostyn

REC'D DEC 01 2005

Grand Rapids Dominicans

2025 E. Fulton Street · Grand Rapids, MI 49503-3895

November 28, 2005

OFFICE OF THE

DEC 02 2005

CORPORATE SECRETARY

Kenneth D. Lewis
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Re: **Shareholder Proposal** for 2006 Annual Meeting

Also by facsimile at **704-386-6699**

Dear Mr. Lewis:

The Sisters of the Order of St. Dominic are the beneficial owners of at least $2,000 of shares of Bank of America Corp. A letter of verification will be sent.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with Catholic Healthcare West and other church shareholders for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion in the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $1,000 of shares through the date of the annual meeting.

The Sisters of the Order of Saint Dominic are committed to the care of the poor and have had, on occasion, to assist families losing their homes because of predatory loan practices. Thus, we support the resolution that the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices

Sincerely,

Sister Mary Brigid Clingman O.P.

Sisters of the Order of St. Dominic
Mary Brigid Clingman OP
Councilor of Mission and Advocacy

Cc: Susan Vickers, RSM VP Community Health
Daniel Rosan, ICCR
Julie Wokaty, ICCR

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

November 21, 2005

Kenneth D. Lewis
Chairman, President, and Chief Executive Officer
Bank of America Corporation
101 South Tryon Street NC1-002-29-01
Charlotte, NC 28255

RE: Shareholder Proposal

Dear Mr. Lewis:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 857,207 shares of Bank of America Corporation common stock. I am co-filing the enclosed shareholder proposal with Catholic Healthcare West for consideration and action at your 2006 Annual Meeting. In brief, the proposal requests Bank of America to adopt better standards for ensuring the bank does not securitize subprime loans that may include loans originated using predatory practices. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A8, the General Board has continuously held Bank of America Corporation shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Bank of America stock through the date of the 2006 Annual Meeting.

A significant portion of the General Board's investments are directed towards poverty alleviation, including affordable housing and microfinance. As such, we remain very concerned about the prevalence of predatory lending practices that victimize low-income or financially naive individuals. Not only is this a moral issue, but also one that can negatively affect our company's reputation and shareholder value. Recent articles in the Chicago Tribune have highlighted the problems Citigroup encountered concerning predatory lending with its acquisition of Associates First Capital Corporation.

Questions or comments about this proposal should be directed to Susan Vickers of Catholic Healthcare West, who is the primary filer of this resolution. She can be reached at 415-438-5511 or at svickers@chw.edu. If you have any questions or comments specific to the General Board, please feel to contact Dan Nielsen, Manager, Socially Responsible Investing, at 847-866-4592 or at daniel_nielsen@gbophb.org.

Thank you in advance for your time and attention. I look forward to working with you or members of your staff regarding the issues raised in this proposal.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations

Enclosures

CC: Susan Vickers, Catholic Healthcare West

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

MMA®

Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
Fax: (574) 533-5264
www.mma-online.org

VIA OVERNIGHT DELIVERY

November 23, 2005

Kenneth D. Lewis
Bank of America Corp.
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Mr. Lewis,

I am writing to you on behalf of the MMA Praxis Mutual Funds and the MMA Trust Company, both current and long time shareholders in Bank of America Corp. We currently hold over 71,000 shares of company stock. We have held shares in the company for over a year and commit to maintaining a position through the company's annual meeting. Verification of our ownership will follow under separate cover.

MMA (Mennonite Mutual Aid) is the stewardship agency of the Mennonite Church USA with $1.57 billion of socially invested assets under management. We are members of the Interfaith Center on Corporate Responsibility, a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $120 billion. It is on behalf of the MMA family of organizations, our clients and constituents, as well as other faith-based and socially responsible investors that we co-file the enclosed resolution on the issue of the securitization of predatory loans. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As number of Bank of America shareholders will be submitting this proposal, we are co-sponsoring this resolution with these groups. Sr. Susan Vickers, representing Catholic Healthcare West, has been designated the lead filer and primary contact on this matter. I would, however, appreciate receiving copies of any correspondence relating to this resolution.

We look forward to the opportunity for productive dialogue with management and hope that a mutually agreeable resolution can be reached.

Sincerely,

Mark A. Regier

Mark A. Regier
Stewardship Investing Services Manager

Encl.

Cc: John L. Liechty, MMA
Susan Vickers, Catholic Healthcare West

BANK OF AMERICA (BAC)
Shareholder Resolution
AVOIDING UNDERWRITING AND SECURITIZATION OF PREDATORY LOANS

WHEREAS Bank of America served as manager/underwriter for the securitization of subprime loans amounting to about $20 billion or about 5% of the subprime loans that were securitized in 2004;

Whereas, if so-called predatory loans are included in the securitization of the underwriter, the underwriter may need to protect its reputation. An example was Lehman Brothers, which had provided a credit line to and securitized the mortgages of First Alliance Corporation, which then went into bankruptcy. The federal court judgment against Lehman stated that Lehman "substantially assisted" First Alliance Corporation in perpetrating the alleged fraud, and held Lehman responsible for 10% of a $50.9 million judgment;

Whereas a number of subprime lenders have been investigated by several federal and state authorities for alleged predatory lending practices in originating subprime loans. These predatory practices include:

- Credit life insurance being implied as necessary to obtain a loan (packing),
- Unnecessarily high fees,
- Loans refinanced with high additional fees rather than working out a loan that is in arrears (flipping),
- High pre-payment fees, with prepayment penalties applying for more than three years.
- Borrowers with inadequate income receiving loans, who will then default,
- Payment performances of borrowers not being reported to credit agencies;

Whereas some of these practices have led to large settlements by subprime lenders:

- Household International settled with the attorneys general of 20 states to provide a $484 million restitution fund in 2002,
- Citigroup made a similar settlement for $215 million with Federal Trade Commission for the practices of Associates First Capital in 2002, and
- Ameriquest is in the process of a settlement with 30 states attorneys general for an estimated $325 million;

Whereas, Bank of America has been both an underwriter of loans it purchased for securitizations as well as for loans owned by other corporations, including Ameriquest and its subsidiary Argent;

Whereas we believe that the securitization of subprime loans plays a very important and valid role to the provision of subprime lending, and we believe that subprime lending does serve a useful and legitimate purpose when done in a manner that discloses costs to consumers and potential risks to shareholders;

Whereas we believe that, in order to protect its reputation, our corporation must perform adequate re-underwriting of the loans and verification of the originator's methods to be assured that no loans, which have so called predatory practices associated with them, are included in any securitization that the company performs. Even every subservicer should be screened about predatory practices in the servicing of the loans after securitization

BE IT RESOLVED that the shareholders request the Board of Directors to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2006

RECEIVED
2006 JAN 31 AM 10:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Bank of America Corporation

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by Catholic Healthcare West, Bon Secours Health Systems Inc, Calvert Asset Management Company, the Dominican Sisters of Hope, the Evangelical Lutheran Church in America, the Grand Rapids Dominicans, Mennonite Mutual Aid, the Mercy Investment Program, the Sinsinawa Dominicans, the Sisters of Charity of St. Elizabeth, the Sisters of Mercy Regional Community of Detroit Charitable Trust, The General Board of Pensions and Health Benefits of the United Methodist Church and the Ursuline Sisters of Tildonk (which institutions are hereinafter referred to collectively as the "Proponents"), each of whom is the beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BAC" or the "Company"), who own in the aggregate some 1,500,000 shares of common stock of BAC, and who have jointly submitted a shareholder proposal to BAC, to respond to the letter dated December 21, 2005, sent to the Securities & Exchange Commission by the Company, in which BAC contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(a(i)(7), 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BAC's year 2006 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal requests the Company to develop "higher standards" so as to avoid the securitization of loans which arise out of "predatory lending practices".

BACKGROUND

Predatory lending has long been deemed to be a serious social problem, and has led to calls for, and enactment of, state and federal regulation. Consequently, it is far from surprising that the Staff has held that shareholder proposals on predatory lending raise important policy issues and are not excludable by virtue of Rule 14a-8(i)(7). See *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). In order to refresh the Staff's recollection of the importance of this policy issue, we attach as Exhibit A a portion of the letter sent by the undersigned on behalf of the proponents of the shareholder proposal in connection with the no-action letter request submitted by Conseco.

In addition, it is well to remember that in connection with the issuance of asset backed securities there is no "issuer" in the traditional sense. There is merely a pool of assets. Because the process of issuing asset backed securities is, as described in the following excerpt from Rel. 33-8518 (December 22, 2004), so radically different from the issuance of classical debt securities, the role of the underwriter in safeguarding the integrity of the process and of the underlying assets is markedly enhanced. That process was described as follows:

> There are several distinguishing features between asset-backed securities and other fixed-income securities. For example, ABS investors are generally interested in the characteristics and quality of the underlying assets, the standards for their servicing, the timing and receipt of cash flows from those assets and the structure for distribution of those cash flows. As a general matter, there is essentially no business or management (and therefore no management's discussion and analysis of financial performance and condition) of the issuing entity, which is designed to be a solely passive entity. GAAP financial information about the issuing entity generally does not provide useful information to investors. Information regarding characteristics and quality of the assets is important for investors in assessing how a pool will perform. . . .
>
> The issuing entity, most often a trust with an independent trustee, then issues asset-backed securities to investors that are either backed by or represent interests in the assets transferred to it. The proceeds of the sale of the asset-backed securities are used to pay for the assets that were transferred to the trust. Because the issuing entity is designed to be a passive entity, one or more "servicers," often affiliated with the sponsor, are

generally necessary to collect payments from obligors of the pool assets, carry out the other important functions involved in administering the assets and to calculate and pay the amounts net of fees due to the investors that hold the asset-backed securities to the trustee, which actually makes the payments to investors. (At pp. 29-31.)

RULE 14a-8(i)(7)

The Company's no-action letter request is forthright in admitting that the Staff has determined that the issue of predatory lending raises a significant policy issue and acknowledges the *Conseco* and *Associates First Capital* letters cited previously in this letter. It argues, quite rightly, that some actors may be too remote from the actual predatory lending practices for predatory lending to be a policy issue for them. ("The Corporation believes that the more remote a company's business is from the actual wrong a shareholder proposal purports to address, the less the shareholder proposal implicates larger policy issues. . .") (At bottom, p. 8 of the Company's letter.) Again we agree. What we disagree with is where BAC has drawn that line. BAC contends that the policy issue is implicated only for the actual originator of the loan, and not by any who facilitate that loan:

> Securitization of loans is one large and important step removed from the actual extension of credit. For the loans in question, the Corporation's employees are not those negotiating directly with consumers. They are not in a position to personally exert undue influence on homeowners at the time the loan is signed. (Last paragraph, p.8)

The matter at issue is where the line should be drawn beyond which the policy issue is too remote. We submit that it cannot be drawn were BAC has attempted to draw it. First of all, it should be noted that registrants like Conseco and Associates First Capital obtained much of their loan portfolio not by the actions of their own employees, but rather from loan brokers. Thus the very registrants with respect to which the Staff has found predatory lending to be a significant policy issue did not themselves necessarily "negotiate with consumers" or were "in a position to personally exert undue influence". Thus, the line cannot be drawn as the Company has attempted to draw it. The question then becomes which of those who facilitate predatory lending are nevertheless so remote from the transaction that the policy issue turns into one of ordinary business. We submit that those who securitize predatory loans are not remote at all. Rather they are at the heart of the process that makes predatory lending a major (rather than a small) problem. They enable the Consecos and Associates of the world to recycle their money, and thus to be in a position to continue on their evil and predatory ways, making even more predatory loans and causing even more poor people to lose their homes. Thus, the securitizer is an integral part of the problem, not a remote actor. In this connection, we draw attention to how the asset backed loan system works. The issuer of the securities is really nothing other than the predatory loans themselves. There is no way to hold that "issuer" accountable. The ones accountable are those who put the predatory loans into the issuer and who sell the predatory loans to the public via asset based securities. Thus all those engaged in the securitization, who have both the opportunity to profit from the securitization of predatory loans and are in a position to police the transaction for predatory lending, are implicated by the policy issue and are not "too remote". Indeed, The Company's whole mootness argument demonstrates that the sucuritizer takes an active role in policing the transaction for predatory loans and is not merely a remote, passive actor.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(10)

As an initial matter, we doubt that the Company has provided any evidence whatsoever that it has mooted a request not that it police six predatory practices, but rather that it "develop *higher* standards" (Emphasis supplied.) than those in use at the time of the submission of the shareholder proposal.

Secondly, we do not believe that the Company has implemented the shareholder proposal if there is substantial evidence that the policing that it claims to do simply is ineffective. In this connection, the undersigned is informed that in 2004 BAC was involved in the underwriting of six securitizations for Ameriquest Mortgage Co. or its subsidiaries. The total raised was more than one and one-half billion dollars. In addition, in 2005 BAC was involved in the underwriting of two additional securitizations (Ameriquest ABS, # 2005-R3 and 2005-R5), which raised a total of 3.434 billion dollars. Thus, during the past two years, BAC has been involved in securitizations for Ameriquest totaling some five billion dollars. On January 23, 2006 ACC Capital Holdings Corp, the parent of Ameriquest Mortgage Co., issued a press release announcing the settlement "with a committee of state Attorneys General and financial regulators representing a final resolution to an inquiry about Ameriquest's lending policies". Some 30 states were involved in the settlement. This settlement provides for payments of $295 million to victims of predatory lending plus an additional payment of $30 million to the state governments. Compliance with the agreement will be monitored. (In June, 2005, Ameriquest settled a class action lawsuit for an additional $60 million.) In connection with the $325 million settlement, the Attorney General of Connecticut issues a press release in which it was stated that:

> At least 240,000 of Ameriquest's approximately 750,000 customers from 1999 to 2005 will receive restitution. Of the approximately the company's 10,000 Connecticut customers, at least 3,000 will receive a portion of more than $5 million in restitution.

Thus the settlement was based on the fact that approximately one-third of the loans that Ameriquest made were predatory loans.

It is apparent that the screening system that BAC has in place to detect predatory loans is totally ineffective since it has failed to detect the fact that fully one third of the loans that it was securitizing were predatory loans. Consequently, the Proponents' request that the Company "develop higher standards" cannot be moot.

RULE 14a-8(i)(3)

The Company makes several arguments to the effect that the proposal violates Rule 14a-8(i)(3). None of these arguments has any merit. The proposal is not vague. On the contrary, it calls on BAC to "develop higher standards", a need eminently illustrated by its securitization of Ameriquest loans when one-third of that company's loans were predatory. The goal, as suggested in the proposal, should be to preclude securitizing any predatory loans, and even if such a goal cannot be reached in the real world, surely the Company can do better than it has in the recent past. A reasonable shareholder would have no difficulty in understanding what the proposal is requesting and would have no difficulty in understanding what actions the Company need undertake in order to implement it.

The term "predatory lending" is not vague. It is defined by the third Whereas Clause.

The proposal explicitly states that the Household and Citigroup lawsuits were settled by "subprime lenders". No reasonable shareholder would understand this to mean that BAC itself incurred any liability or that it is a subprime lender. Furthermore, if BAC believes that its shareholders are unable to read plain English, and may thereby be misled, Staff Legal Bulletin 14B, Section B4 (September 15, 2004) clearly states that the Company's remedy is to set them straight in its own statement in opposition, but that the Staff will not exclude sentences because "assertions may be interpreted by shareholders in a manner unfavorable to the company".

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: William J. Mostyn III, Esq.
Proponents
Sister Pat Wolf

EHHIBIT A

BACKGROUND

Exploitation of the poor, of the elderly, of minorities and of others who are weak and unable to protect themselves is reprehensible. Although some predatory lending practices are illegal, others are not. They are merely reprehensible. This was made clear in a hearing, chaired by Senator Charles Grassley, Republican of Iowa, in the Senate of the United States entitled "Equity Predators: Stripping, Flipping and Packing their Way to Profits". (That is the official name given to the hearing by the Republican controlled Committee, not a pejorative title applied by the Proponents or others: see Hearing before the Special Committee on Aging, United States Senate, One Hundred Fifth Congress, Second Session, March 16, 1998, Serial No. 105-18). At that hearing, Senator Breaux (Dem, La.) commented:

> Well, I just find all of this truly amazing [referring to the testimony of Ms. Arthur, whose testimony will be described hereinafter]. It is very hard for Congress to legislate decency. I just cannot understand how someone could go home at night after doing this all day long and sit down and think about what they did for the day and be able to continue to live with themselves. It seems to me that these situations are unfortunately becoming more and more common.
>
> Seventeen percent interest rates, 19 percent interest rates, 31 percent interest rates, $7,000 fees on relatively small loans--if they do it to someone who has a law degree and an accounting degree, that is one thing, but to do it to people like Mrs. Ferguson here and your [Ms. Arthur's] parents is really an example of the very worst in society.
>
> I am glad we are having the hearing Mr. Chairman. I am not sure what approach we need to take from here. Like I said, it is very difficult to legislate decency, but I think that an informed public and the work of the Federal Trade Commission as we will hear, informing citizens, and through associations like AARP and others that are trying to inform their members.... (At pages 26-7.)

To which Sen. Grassley responded:

> Senator Breaux, I want to assure you that the purpose of these hearings is to expose the problem and for all of us to find out if anything at all needs to be done, but at the very least, I can already conclude that the public needs to know more about equity predators preying on people.... (At page 27.)

At another point in the hearings Sen. Breaux stated:

I think that it is clear that many of these equity predators are really not making loans to have people pay them back. I do not think that they want people to pay the loans back. What they are looking for is the house and the home. (At page 26.)

At these hearings, an anonymous witness who had worked at several predatory lenders testified about tactics used to extract money from the innocent (See pp 32 ff.):

....The conversion of a retail installment loan, live check or other small loan into a personal or home equity loan is also known as a flip....flipping was a common practice. We were instructed to flip as many loans as possible....each branch employee was expected to flip at least two loans per day....

[We were taught] to target blue-collar workers for loan flips. We were also told to target present customers who were delinquent on their loan payments....

Delinquent customers made good flipping candidates, because we could put additional pressure on them. We were instructed to tell those customers that they could either bring their account balance current or refinance their loan. We knew that these customers would almost always agree to refinance, because they did not have the money to pay on their current loan and did not want the finance company to institute foreclosure or collection proceedings.

Flipping loans allows finance companies to charge customers points, that is, a percentage of the amount borrowed, on each real estate loan conversion or renewal. The practice is to charge the maximum number of points legally permissible for each loan and each flip, regardless of how recently the prior loan that was being refinanced had been made. The finance companies I worked for had no limits on how frequently a loan could be flipped, and were not required to rebate any point income on loans that were flipped.

"Packing" is taking insurance products -- as many as you can -- putting them on the loan and then trying to cover them up or gloss over them. Packing is shoving as much insurance onto the customer as possible without the customer's knowledge or without the customer's understanding. Usually, the more naive the customer, the more insurance I would pack on the loan before I made the initial monthly payment quote. This tactic was every effective with immigrants and non-English-speaking people.

Do not be fooled by training manuals. The manuals are written for regulators and auditors, but finance company employees are trained to ignore the manuals if they expect to make their profit quotas and keep their jobs. For example, even though my training manuals discussed quoting a monthly payment both with and without insurance, I was trained by my supervisors that unless my conversation was being audited, I should ignore the manuals and always quote the monthly payment on a proposed loan with insurance, unless the customer specifically asked what the cost would be without insurance.

> Because insurance sales are so important to the bottom line, finance companies require that their employees meet goals and quotas regarding insurance. Insurance sales are tracked by dollar volume, penetration rate and premium-to-volume ratios. For example, one of my employers required that its branches maintain an 80 percent penetration rate for credit life. That is, employees were expected to sell credit life insurance in at least 8 out of every 10 loans. My employers made it clear that I would not keep my job unless I fulfilled my insurance sales quotas....
>
> I am glad that I no longer work for a finance company. If they want to keep their jobs, finance company employees must flip and pack loans. They are under enormous pressure to meet quotas regarding loan volume, repeat business and insurance sales. In fact, the pressure to produce loan volume and insurance sales is so great that on many occasions, I have seen finance company employees commit forgery on a massive scale. These employees have forged everything from insurance forms, RESPA documents, income verification forms, and even entire loan files.

In answer to a question, the witness stated that his perfect customer

> ...would be someone who was elderly, hopefully, a minority, less-educated. I am looking for someone on a fixed income who is living off credit cards. I want someone who has a car payment and somebody who owns his or her house free and clear would be perfect. (At page 37.)

Ms. Ferguson, another witness, testified that in a five year period the mortgage on her home had grown from less than $ 20,000 to more than $ 85,000, but because of the fees and insurance charged on each of the five refinancings of the loan during this five year period, the net cash which she received totaled only $ 25,000. (At page 28.) Ms. Arthur testified that The Associates (a competitor of Conseco) had refinanced her parents' mortgage only six months after their first loan to them and that although the new loan had a principal amount that was $ 12,933 more than the first loan, the points and insurance totaled $ 12,972 (in other words she received no net cash although the mortgage was increased by $ 13,000).

Senator Grassley stated at the hearings that:

> I'm calling upon the industry to reflect upon some of the practices that it has come to accept and...to take action.

As previously indicated, at the hearings conducted by Senator Grassley, Ms. Arthur testified about loans made to her parents. Some highlights from her testimony follow:

> ....My parents were the victims of a home improvement mortgage foreclosure scam that left them penniless, traumatized and humiliated....
>
> Both of my parents were retired at the time [August, 1990]....

My father is from Barbados, and my mother was from Virginia. They came to New York and were married in the 1950's. They were hard working people and saved their money to buy a house one day. My mother worked as a hairdresser and later for a laundry service. My father worked for a plastics company. They bought their home in the Crown Heights section of Brooklyn, NY, in 1970....

[My parents] were both in their late 60's, living on a fixed income of social Security, of $ 635 per month combined....

Before all of this happened, my parents had a mortgage of $ 10,800 left on their house. The monthly payment were only $ 235 per month...

[Jimmy, from a home improvement firm told her parents] he could renovate their kitchen and bathroom, along with putting in new windows....

A week later, on September 6, 1990, Jimmy took my parents to an office someplace in Brooklyn to sign some papers. My father asked if he had to have a lawyer, but Jimmy said that he should not bother with that expense and that the papers were just a formality to get the work started. My parents had to sign the papers really fast and did not have time to read anything. Since Jimmy said it was just a formality, my parents went along with it.

There were several people at the meeting, but my parents did not know who anyone was. They only knew Jimmy. Of course, they had signed a first mortgage on their home for $ 75,038.79 at an interest rate of 17.71 percent, with monthly payments of $1,156.22, with hard-money lender named The Associates. The closing costs were high. They had to pay $ 6,500 in points and $ 3,538 for a credit life insurance policy.

The next month, my parents received mortgage coupon books and were shocked to learn that they owed $ 1,156.22 per month to The Associates. Their new mortgage payment with The Associates was practically twice the amount that they received in Social Security benefits each month. They were stunned. They felt too embarrassed to tell anyone, believing that they had been duped. They started making the monthly payments.

After just a few months, they telephoned The Associates because they were worried that they would not continue making these monthly payments for very long. They were told by The Associates that they could refinance the new mortgage and get more money to help with the monthly mortgage payments.

Feeling desperate about not being able to meet their new mortgage payments, and too embarrassed to tell anyone that they had been tricked by this home improvement scam, they agreed to refinance and close on a new mortgage on April 2, 1991, just 6 months after they had signed paperwork for the first mortgage. The Associates told my parents that the refinance would help them with their new mortgage payments.

They were distraught, could not afford an attorney, and barely had enough money to eat. They believed they had no other choice. But before the refinance with The Associates in April 1991, my parents did try to refinance their mortgage with a legitimate lender. They learned that given their income, they did not qualify for a mortgage of this magnitude.

I am puzzled how The Associates qualified my parents, who live on Social Security, for a loan this size, when no one else would qualify them. The Associates' loan document show that my parents received rental income from two tenants. They did not. But I found two leases in my parents' mortgage papers with The Associates showing that my parents received rent from two different tenants of $ 1,575 a month. The house is only a two-family house, and my parents lived downstairs. There is only one apartment to rent out. My parents had one tenant, and she paid, although not every month, $ 300 in cash. There was never a lease.

It is my opinion that these were forged leases, so that on paper, it would look like my parents had sufficient income to quality for The Associates mortgage. I saw the signature on the lease and showed it to the tenant. She said that the signature on the lease was not hers and that it was definitely a forgery.

Having no other choice, on April 2, 1991, my parents refinanced with The Associates. The new mortgage amount was $ 87,971.99, with an interest rate of 15.92 percent. The monthly mortgage payments went up to $ 1,237.47 a month, which is $ 81.25 more per month than the first mortgage with The Associates. Again, the closing costs were high, the points were $ 7,500, the credit life insurance premium was $ 5,472.

Incredibly, in February 1994, The Associates again contacted my parents about still another refinance. I have an internal document from The Associates with a written comment dated April 6, 1994 that reads: "Elderly couple, both on Social Security. Have boarders. Finding it hard to scrape up payments each month. We suggested refinance, but daughter advised family against it. Cooperative people. No equity in property."

My parents paid The Associates from October 1990 to September 1995. They paid almost $ 68,000 in mortgage payments over this 5-year period. To this day, I do not know how they got the money. My father took odd jobs in the neighborhood to try to scrape up the money. He worked sweeping out the bakery and did other odd jobs. They borrowed from family and friends. They took in boarders.

Then, in February 1996, my parents were served with foreclosure papers....(At pages 22-24.)

Subsequently, Sen. Collins (Rep. Me.) asked:

> Did you ever find out the connection, Ms. Arthur, between the home improvement company and the mortgage company [The Associates]?

To which Ms. Arthur replied:

> The home improvement company gets a finders fee from the mortgage company. That is the connection.

Senator Collins then replied:

> That is very helpful for us to know, because perhaps that is an area where there should be some additional regulation or some sort of standards put in place.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 21, 2005

The proposal requests that the board develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices.

We are unable to concur in your view that Bank of America may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser